                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  FORM 11-K

         [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 1993

         [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

       For the transition period from _________________ to _______________
               Commission file number ___________1-5380__________

                           FULL TITLE OF THE PLAN:

           AMES DEPARTMENT STORES, INC. RETIREMENT AND SAVINGS PLAN

                        NAME OF THE PLAN'S SPONSOR AND
                THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE


                         Ames Department Stores, Inc.
                               2418 Main Street
                            Rocky Hill, CT  06067


_______________________________________________________________________________


                             ITEMS TO BE ANSWERED


ITEM 1. CHANGES IN THE PLAN

There were no material changes to the Ames Department Stores, Inc. Retirement and Savings Plan (the "Plan") during 1993.

ITEM 2. CHANGES IN INVESTMENT POLICY

In December, 1993, in connection with the transition to IDS Institutional Retirement Services ("IDS") as the full service provider to the Plan in 1994, approximately $27.5 million of liquid Plan assets were invested in three IDS collective investment funds.

The option to invest in the common stock of Ames Department Stores, Inc. (the "Company"), the Plan's sponsor, was suspended during 1991 due to the Company's pending reorganization under Chapter 11 of the Bankruptcy Code. In addition, the remaining common stock of the Company held by the Plan was sold and the proceeds transferred to general investment funds in January, 1992.

ITEM 3. CONTRIBUTIONS UNDER THE PLAN

For each participant's contribution (up to a maximum of 5% of such participant's total compensation), the Company contributes to the Plan an amount equal to 50% of such contribution. A participant may contribute to the Plan from 1% to 18% of annual compensation on a pre-tax or after-tax basis, or a combination of both.

During 1993, the Company contributed $2,236,848 to the Plan.

ITEM 4. PARTICIPATING EMPLOYEES

As of December 31, 1993, approximately 5,800 employees were participating in the Plan.

ITEM 5. ADMINISTRATION OF THE PLAN

The Plan is administered by the Policy Committee of Ames Department Stores, Inc. (the "Committee") which is comprised of three persons who are appointed by the Board of Directors of the Company. Members of the Committee serve at the sole discretion of the Board of Directors without compensation from the Plan. The Committee has general authority to control and manage the operation and administration of the Plan, including authority to appoint and remove Trustees and to adopt rules interpreting or implementing the Plan.

The business address of the Committee members is 2418 Main Street, Rocky Hill, Connecticut 06067.

ITEM 6. CUSTODIAN OF INVESTMENTS

During the years presented, the funds of the Plan were held by:

                     State Street Bank and Trust Company
                                P.O. Box 1389
                         Boston, Massachusetts 02104


All fees, commissions and other charges assessed by the custodians are paid by the Company. Certain investment management fees were paid by the Plan through January, 1992. No bonds are provided by the custodians of Plan assets.

ITEM 7. REPORTS TO PARTICIPATING EMPLOYEES

All participating employees received quarterly statements reflecting the status of their individual accounts during 1993.

ITEM 8. INVESTMENT OF FUNDS

In January 1993, the Company established a master trust for its three retirement plans. The master trust permits the combining of assets of the plans so that all participants within the plans may earn the same rate of return on invested assets.

The assets of the Plan are invested in IDS collective investment funds, guaranteed investment contracts with several insurance companies, a short-term investment (pooled) fund and a money market fund. There were no brokerage commissions incurred by the Plan in the years presented.

ITEM 9. FINANCIAL STATEMENTS AND EXHIBITS

         (a) Financial Statements of Ames Department Stores, Inc. Retirement and Savings Plan.




         Report of Independent Public Accountants                     5


         Financial Statements:

              Statements of Net Assets Available for Plan             6
              Benefits as of December 31, 1993 and 1992

              Statements of Changes in Net Assets Available           7
              for Plan Benefits for the Years Ended
              December 31, 1993, 1992 and 1991

              Notes to Financial Statements                           8


         Schedules:

              Schedule of Assets Held for Investment Purposes        13
              as of December 31, 1992



         (b)  Exhibits - None

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement and Savings Plan Policy Committee of Ames Department Stores, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


           Ames Department Stores, Inc. Retirement and Savings Plan






            Dated:  June 28, 1994           /s/  William C. Najdecki
                                            ----------------------------
                                            William C. Najdecki, Senior
                                            Vice President, Chief Accounting
                                            Officer
                                            Ames Department Stores, Inc.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of Ames Department Stores, Inc.
       Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Ames Department Stores, Inc. Retirement and Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1993, December 31, 1992 and December 31, 1991. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in its net available for plan benefits for the years ended December 31, 1993, December 31, 1992 and December 31, 1991, in conformity with generally accepted accounting principles.

Included among investments on the statements of net assets available for plan benefits as of December 31, 1993 and 1992, are investments in Executive Life Insurance Company, which was seized by insurance regulators in April 1991. As discussed in Note 7 to the financial statements, the Plan administrator is unable to determine whether the carrying amount of these investments will be realizable.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, subject to the effect of such adjustments related to investments in Executive Life Insurance Company, if any, as might have been required had the outcome been known, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                     ARTHUR ANDERSEN & CO.

New York, New York
June 27, 1994

               Ames Department Stores, Inc. Retirement and Savings Plan
                 Statements of Net Assets Available for Plan Benefits
                           As of December 31, 1993 and 1992




                                                        1993              1992
                                                    ------------      ------------
     Cash                                                  $916              $616
     Interest receivable (Note 8)                             -            21,953

     Contribution receivable (Note 3)
       Employee                                         559,169           593,722
       Employer                                         201,675           231,318

     Employee promissory notes                        1,557,463         1,406,060

     Investments at fair value (Notes 1, 7 and 8)    49,842,541        50,847,357
                                                    ------------      ------------

   Net assets available for plan benefits           $52,161,764       $53,101,026
                                                    ============      ============











The accompanying notes and schedules are an integral part of these financial statements.









                                  -6-

                            Ames Department Stores, Inc. Retirement and Savings Plan
                         Statements of Changes in Net Assets Available for Plan Benefits
                              For the Years Ended December 31, 1993, 1992, and 1991





                                                 1993              1992              1991
   Investment Income
     Interest income                            $104,707        $2,080,411        $2,506,089
     Pooled income
         Master Trust (Notes 1 and 8)          2,260,421                 -                 -
         Other                                   137,997         1,109,473         1,217,144
     Administrative expense                            -            (6,994)          (85,305)
                                               ---------         ---------         ---------
                   Net Investment Income       2,503,125         3,182,890         3,637,928

   Realized losses                                     -           (31,561)          (70,997)

   Provision for Executive Life (Note 7)         (65,779)         (460,453)                -

   Net appreciation
     in fair value of investments                      -                 -            17,658

   Transfer of assets from the
     Zayre Stores Retirement and
     Savings Plan (Note 6)                             -            17,824        15,150,029

   Interest income on employee loans             113,610            85,217             6,932

   Contributions (Note 2)
     Employee                                  5,947,377         6,587,377         7,334,237
     Employer                                  2,236,848         2,483,105         2,743,921

   Participant withdrawals and
     benefit payments (Note 2)               (11,674,443)      (14,636,665)      (15,896,476)
                                             ------------      ------------      ------------

   Net increase (decrease) in net assets
     available for plan benefits                (939,262)       (2,772,266)       12,923,232

   Net assets available for plan benefits,
     beginning of year                        53,101,026        55,873,292        42,950,060
                                             ------------      ------------      ------------

   Net assets available for plan benefits,
     end of year                             $52,161,764       $53,101,026       $55,873,292
                                             ============      ============      ============






The accompanying notes and schedules are an integral part of these financial statements.


                                                     -7-

           Ames Department Stores, Inc. Retirement and Savings Plan
                        Notes to Financial Statements
                              December 31, 1993


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    INVESTMENTS

    For the periods presented, investments of the Ames Department Stores, Inc. Retirement and Savings Plan (the "Plan") were held by State Street Bank and Trust Company ("State Street"). The funds held by State Street consisted of IDS Institutional Retirement Services ("IDS") collective investment funds managed by its Stable Capital Management Group; short-term investment (pooled) funds; money market funds; and guaranteed investment contracts. The collective investment funds and pooled funds can participate directly in market appreciation or depreciation. The guaranteed investment contracts are carried at cost, are guaranteed as to principal, have guaranteed interest rates for specified periods of time, and do not participate in market appreciation or depreciation.

    Under the terms of the guaranteed investment contracts, the election of a lump sum withdrawal prior to the maturity of the contract is subject to a market value adjustment.

    The Policy Committee of Ames Department Stores, Inc., (the "Committee") has the sole authority to appoint trustees with exclusive authority and discretion to manage and control part or all of the assets of the Plan.

    The option to invest in the common stock of Ames Department Stores, Inc. ("Ames" or the "Company"), the Plan's sponsor, was suspended effective May, 1991, due to the Company's pending reorganization under Chapter 11 of the Bankruptcy Code. This option had been previously available to participants in the Plan. In addition, the remaining common stock of the Company held by the Plan was sold and the proceeds transferred to general investment funds in January 1992.

    In December 1993, in connection with the transition to IDS Institutional Retirement Services ("IDS") as the full service provider to the Plan in 1994, $27.5 million of liquid Plan assets were invested in three IDS collective investment funds.

    In January 1993, the Company established a Master Trust (Note 8) for its three retirement plans. The Master Trust permits the combining of assets of the plans so that all participants within the plans may earn the same rate of return on invested assets.

    OTHER

    Interest and dividend income are recorded on the accrual basis. All Plan expenses, including custodian fees, are paid by the Company. Through January, 1992, certain investment management fees were paid by the Plan.

    Certain amounts in the 1991 financial statements have been reclassified to conform with the 1993 and 1992 presentation and with the requirements of the American Institute of Certified Public Accountants Audit and Accounting Guide, "Audits of Employee Benefit Plans." Withdrawal and benefit payments authorized prior to year-end but distributed subsequent to year-end were $1,186,059, $908,921 and $1,038,533 for 1993, 1992 and 1991, respectively.

    The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2.  DESCRIPTION OF THE PLAN

    ELIGIBILITY AND BENEFITS PROVISIONS

    Employees are eligible to participate in the Plan upon attaining age twenty-one and one year of service (of at least 1,000 hours) at specified enrollment dates. The Plan provides for lump-sum withdrawal of employee benefits upon termination of employment, disability or death. Benefits are payable upon the request of a participant after separation of employment, but no later than age 70 1/2.

    PARTICIPANT ACCOUNTS

    Each participant's account is credited with (a) the participant's contribution, (b) the Company's pro rata contribution, which includes forfeitures of terminated participants' nonvested accounts and (c) plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

    VESTING

    Employee contributions are 100% vested in the Plan. One-half of Company contributions are vested immediately and the remainder are vested in increasing percentages until fully vested after five years of service. Vesting refers to benefits to which participants are entitled regardless of future service with the Company.

    CONTRIBUTIONS

    Participants may contribute to the plan from 1% to 18% of their annual compensation on a pre-tax or after-tax basis, or a combination of both. For each participant's contribution (up to a maximum of 5% of such participant's annual compensation), the Company will contribute an amount equal to 50% of such contribution.

    Company contributions, participants' pre-tax contributions and the invest-ment income related to all contributions are excluded from the participants' income for federal income tax purposes until such amounts are withdrawn or distributed. Under the Tax Reform Act of 1986, participants were limited to 1993 pre-tax contributions of $8,994. This limit is subject to adjustment due to inflation in each plan year.

    LOAN PROVISION

    Effective July 1, 1991, participants who are active employees may borrow up to 50% of their vested account balance with a minimum loan amount of $500 and a maximum of $50,000 or limits prescribed by the Internal Revenue Service ("IRS"). The loans must be repaid through weekly payroll deductions over a period not to exceed three years at an interest rate that is 2% above the prime rate. Participants may prepay the entire unpaid balance at any time without penalty.

3.  CONTRIBUTIONS RECEIVABLE

    Contributions receivable represent the retirement and savings contribution due from the Company for amounts contributed by employees in December and the Company's related matching contribution.

4.  TAX STATUS

    The Plan obtained its latest determination letter on November 2, 1992, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Committee believes that the Plan was qualified under the Internal Revenue Code as exempt from federal income taxes as of the financial statement dates.

5.  PLAN TERMINATION

    The Company expects to continue the Plan, but retains the right at any time to discontinue it. Upon any termination or partial termination of the Plan or the complete discontinuance of contributions thereunder, the interest of each affected participant in their account at the date of such termination, partial termination or discontinuance shall be nonforfeitable and all unallocated contributions and forfeitures shall become nonforfeitable.

6.  TRANSFER FROM THE ZAYRE STORES RETIREMENT AND SAVINGS PLAN

    Effective May 1, 1991, $15,150,029 of assets of the Zayre Retirement and Savings Plan (the "Zayre Plan") were transferred into the Plan. This represented the assets attributable to 2,881 participants of the Zayre Plan, excluding the union employees at the Company's Clinton and Mansfield, Massachusetts distribution facilities. In 1992, $17,824 of assets of the Zayre Plan, representing certain participants transferred out of the distribution facilities to other functions within the Company, were transferred into the Plan.

7.  INVESTMENT IN EXECUTIVE LIFE INSURANCE COMPANY

    The Plan had investments totaling $3,288,951 (at cost) issued by Executive Life Insurance Company ("Executive Life"). Executive Life was seized by insurance regulators in April, 1991, resulting in the suspension of income payments and withdrawals from these investments. Interest is not being accrued on these investments. For the year ended December 31, 1992, the Plan recorded an adjustment of $460,453 for an estimated loss on these investments based upon the latest Executive Life rehabilitation plan. At that time, the rehabilitation plan was being considered by the California courts. In August, 1993, a rehabilitation plan was approved by the courts and is currently being implemented. The Committee currently estimates an 84% recovery (based on present value) on the cost of the Executive Life investments and, accordingly, the Plan has recorded an additional adjustment of $65,779 for the year ended December 31, 1993 to reduce the investments to estimated fair value.

    In September 1993, the Master Trust received $521,261 for the Plan's share of the initial receipt of funds under the Executive Life payment plan and, accordingly, the Plan's Executive Life investments were reduced by that amount. Through April 1994, the Plan has received in cash, including the September 1993 distribution, approximately 58% of the cost of its Executive Life investments, with the remaining cash payments due in installments through approximately 1998. The Committee is currently in the process of arranging the allocation of the funds received among the participants. The Committee is unable to determine with certainty if the remaining carrying amount of the Executive Life investments will be fully realizable.

8.  MASTER TRUST ALLOCATION

    The Plan's interest in the assets of the Ames Department Stores, Inc. Master Trust (the "Master Trust" - see also Note 1) is included in the accompanying statement of net assets available for plan benefits for 1993. A summary of the assets of the Master Trust as of December 31, 1993 is as follows:
                                                               1993
                                                    -------------------------
                                                     Fair Value      Cost
                                                    ----------    -----------
    Investments
      IDS collective funds
        Income Fund                                 $14,053,522   $14,053,762
        Stable Capital Fund                           9,832,125     9,832,719
        Federal Income Fund                           4,214,150     4,222,635
      Guaranteed investment contracts
        Executive Life Insurance Co.                    740,826       910,631
        1988 Selection Fund BB (Executive Life)       1,437,885     1,779,512
        1988 Selection Fund W (Executive Life)           33,248        41,221
        1989 Selection Fund F7 (Executive Life)          86,115       106,271
        State Mutual GA - 91364A                        463,945       463,945
        Provident National - #027-05193-03A             436,185       436,185
        Principal Mutual GA - 15646                   4,584,348     4,584,348
        Prudential GA - 6985                          5,465,266     5,465,266
        Peoples Security - BDA 00297FR                3,011,261     3,011,261
        AIG Life Ins. Co. - #870A                     1,746,801     1,746,801
        Protective Life Ins. Co. GA - 678A            2,507,913     2,507,913
        Peoples Security Life Ins. Co. - BDA 00298FR     36,057        36,057
        AIG Life Ins. Co. - 870Z                         35,376        35,376
        Protective Life Ins. Co. - GA 678B               50,158        50,158
      Short-Term Investment (Pooled) Fund             2,078,623     2,078,623
                                                    -----------    ----------
                                                     50,813,804    51,362,684
      Interest receivable                                 6,332         6,332
                                                    ------------  -----------
          Total Assets of the Master Trust          $50,820,136   $51,369,016
                                                    ============  ===========

    Allocations of the fair value of the assets of the Master Trust to participating plans as of December 31, 1993 are as follows:

                                                              1993
                                                    -----------------------
                                                      Amount       Percent
                                                    ----------    ---------
    Ames Department Stores, Inc.
      Retirement and Savings Plan                   $49,842,541      98.08%
    Zayre Stores Retirement and
      Savings Plan                                      935,737       1.84
    Ames Collective Bargaining Unit Retirement
      and Savings Plan - Fredericksburg                  41,858       0.08
                                                    -----------    --------
                                                    $50,820,136     100.00%
                                                    ===========    ========

    Master Trust income(loss) allocated to the participating plans for the year ended December 31, 1993 is as follows:

      Interest income                                      $  679,428
      Income on collective funds                              105,261
      Income on guaranteed investment contracts             1,618,026
      Net depreciation in fair value of investments            (5,464)
                                                           ----------
        Net investment income                              $2,397,251
                                                           ==========

    The net depreciation in fair value of investments includes realized gains(losses) and unrealized appreciation(depreciation). Master Trust pooled income includes investment income and the net depreciation in fair value of investments.

9.  SUBSEQUENT EVENT

    In April, 1994, IDS became the full service provider to the Plan. Effective July 1, 1994, participants will be able to self-direct their funds into one or more of four investment options: 1) Ames Fixed Income Account; 2) IDS Mutual Fund; 3) IDS Stock Fund; and 4) IDS New Dimensions Fund.

                                                                      Schedule I
   Ames Department Stores, Inc. Retirement and Savings Plan
   Schedule of Assets Held for Investment Purposes
   As of December 31, 1992 (a)


                                                                   1992

                                                        Fair Value       Cost
                                                       ------------   ------------
   General Investments
   State Street
     Guaranteed investment contracts
       Executive Life Insurance Co.                       $883,916     $1,027,809
       1988 Selection Fund BB (Executive Life)           1,836,246      2,135,170
       Provident National #027-05193-01A                   306,779        306,779
       1989 Selection Fund F7 (Executive Life)             108,336        125,972
       State Mutual GA-91364A                            1,161,640      1,161,640
       New York Life GA-05457                            1,162,239      1,162,239
       Provident National #027-05193-02A                    95,441         95,441
       Aetna Life LT-14148                               2,011,777      2,011,777
       John Hancock GAC-5393                             1,063,227      1,063,227
       Provident National #027-05193-03A                 1,074,886      1,074,886
       Principal Mutual GA-15646                         4,240,840      4,240,840
       Prudential GA-6985                                6,808,363      6,808,363
       Peoples Security BDA 00297FR                      5,675,409      5,675,409
       AIG #870A                                         1,768,820      1,768,820
       Protective Life Ins. Co. GA-678A                  2,507,913      2,507,913
   Short-Term Investment (Pooled) Fund                   5,452,000      5,452,000
   Money Market Fund                                    14,689,525     14,689,525
                                                       ------------   ------------

   Total Investments                                   $50,847,357    $51,307,810
                                                       ============   ============

Employee Promissory Notes, 8.0%-10.5%                   $1,406,060     $1,406,060
                                                       ============   ============

   (a) As of December 31, 1993, all investments were held by the Master Trust (Notes 1 and 8).
   The accompanying notes are an integral part of this schedule.


                              -13-